Morgan, Lewis & Bockius LLP One Market, Spear Street Tower San Francisco, CA 94105-1126 Tel. 415.442.1000 Fax: 415.442.1001 www.morganlewis.com

Scott D. Karchmer 415.442.1091 skarchmer@morganlewis.com

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re:	Sangamo BioSciences, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed on March 3, 2009

Definitive Proxy Statement on Schedule 14A

Filed on April 21, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed on May 5, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Filed on August 3, 2009

File Number: 000-30171

Ladies and Gentlemen:

On behalf of our client, Sangamo BioSciences, Inc. (the “Company” or “Sangamo”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Sangamo dated November 4, 2009 (the “Comment Letter”). The Staff’s comments are repeated below and followed by the Company’s response.

In accordance with 17 C.F.R. § 200.83, we have provided a letter to the Staff and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s responses set forth in this response letter (the “Specified Information”). The Company has redacted the Specified Information from the letter filed via EDGAR and has included such

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

information, set forth in brackets and bold typeface, solely in paper copies of the letter submitted to the Staff.

Form 10-K for the Fiscal Year ended December 31, 2008

Business, page 4

1. We note your statement here and elsewhere in your 10-K that, “We are the leader in research, development and commercialization of zinc finger DNA-binding proteins.” In light of your disclosure that you currently have no marketed products and that there is significant competition in the industry, please provide a basis for your statements that you are the leader in this industry, or alternatively, revise this statement.

The Company advises the Staff that it will include in its Form 10-K for the year ending December 31, 2009, a modified statement that includes the term “and our licensed partners” to read, “We, and our licensed partners, are the leaders in research, development and commercialization of zinc finger DNA-binding proteins.”

The Company respectfully submits that this statement is accurate as it is not aware of any commercial entities other than the Company and its third party licensees that are actively engaged in research, development or commercialization of zinc finger DNA-binding protein (“ZFP”)-based products. The Company has ongoing clinical trials as part of its programs to develop ZFP-based human therapeutics and while it does not have therapeutic products on the market at this time, our partners are developing and marketing ZFP-based products for plant agriculture (Dow AgroSciences), and for the creation of transgenic animals and as research reagents for the production of novel cell lines (Sigma-Aldrich Corporation).

Corporate Relationships

Enabling Technology Programs and Partners, page 15

2. Please expand your disclosure of the Pfizer agreements to provide the amount of remaining funding, if any, that you may receive from Pfizer under the 2004 research collaboration agreement.

The Company advises the Staff that in its Form 10-K for the year ending December 31, 2009, it will clarify the amount of remaining funding, if any.

3. With respect to your agreements with Genentech, OMT and La Roche, described on pages 16-17, please expand your disclosure to provide all of the material terms of these agreements, including the amount of any upfront and access fees; a range of royalty rates; aggregate milestones; any other material

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

payments specified; usage restrictions; exclusivity provisions; obligations/rights to defend; other rights obtained and material obligations that must be met to keep the agreement in place; duration and termination provisions.

The Company respectfully submits that the descriptions of the Research and License Agreement, dated April 27, 2007, with Genentech, Inc. (“Genentech”), the Second Research and License Agreement, dated February 27, 2008, with Genentech, the License Agreement, dated April 2, 2008, with Open Monoclonal Technology, Inc. and the Research and License Agreement, dated July 2, 2008, with F. Hoffman La Roche Ltd. and Hoffman La Roche, Inc. provide investors with a general understanding of the agreements to the extent material to their understanding of the Company’s business. In addition, the Company has been granted confidential treatment by the SEC on the upfront and access fees, royalty rates, milestones, other payments terms, among other terms, for the above referenced agreements.1

4. We note that you have included as exhibits various license agreements with Johnson & Johnson, the Massachusetts Institute of Technology, the Johns Hopkins University, and the Scripps Research Institute. However, it does not appear that you have described the material terms of each of these agreements in full. Therefore, please expand your disclosure to describe the material terms of each of these agreements, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.

The Company has filed the License Agreement, dated June 29, 1995, with Johns Hopkins University (“JHU”), the Patent License Agreement, dated May 9, 1996, with the Massachusetts Institute of Technology (“MIT”), the License Agreement, dated May 9, 1996, with Johnson & Johnson (“J&J”) and the License Agreement, dated March 14, 2000, with The Scripps Research Institute (“Scripps”) as exhibits in accordance with Item 601 of Regulation S-K because it believes that these agreements cover in-bound licenses of intellectual property upon which the Company’s current and future business depends

[1]	Below please find further information regarding the application for and orders granting confidential treatment under Rule 24b-2:

Research and License Agreement, dated April 27, 2007, with Genentech

•	Application by letter dated August 7, 2007, from Albert Lung of Morgan, Lewis & Bockius LLP

•	Order dated March 3, 2008

Second Research and License Agreement, dated February 27, 2008, with Genentech

•	Application by letter dated May 9, 2008, from Albert Lung of Morgan, Lewis & Bockius LLP

•	Order dated June 17, 2008

License Agreement, dated April 2, 2008, with Open Monoclonal Technology, Inc.

•	Application by letter dated August 9, 2008, from Edward R. Ruiz of Morgan, Lewis & Bockius LLP

•	Order dated September 19, 2008

Research and License Agreement, dated July 2, 2008, with F. Hoffman La Roche Ltd. and Hoffman La Roche, Inc.

•	Application by letter dated November 4, 2008, from Julie L. Davies of Morgan, Lewis & Bockius LLP

•	Order dated December 30, 2008

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

to a material extent. In response to the Staff’s comment, the Company will include in its Form 10-K for the year ending December 31, 2009, disclosure under the heading “INTELLECTUAL PROPERTY AND TECHNOLOGY LICENSES” along the lines of the following:

“We believe that these in-licensed patents and patent applications include several of the early and important patent filings directed at the design, selection, composition and use of ZFPs, ZFP TFs and ZFNs, particularly the agreements with Johns Hopkins University, the Massachusetts Institute of Technology, Johnson & Johnson and The Scripps Research Institute. The Company entered into a license agreement with the Johns Hopkins University on June 29, 1995, whereby the Company was granted a worldwide exclusive license to technology and patents relating to nuclease and gene targeting technology for all fields of use, including the right to sublicense. The agreement expires upon the expiration of the last patent covered by the agreement. Based on currently issued patents, this agreement will terminate on approximately February 10, 2014. The Company entered into a license agreement with the Massachusetts Institute of Technology on May 9, 1996, whereby the Company was granted a worldwide exclusive license to technology and patents relating to the design, selection and use of ZFPs for all fields of use, including the right to sublicense. The agreement expires upon the expiration of the last patent covered by the agreement. Based on currently issued patents and currently filed patent applications, this agreement will terminate on approximately September 13, 2022. We entered into a sublicense agreement with Johnson & Johnson on May 9, 1996, whereby the Company was granted a worldwide exclusive license to technology and patents for the research, development and commercialization of human and animal therapeutic and diagnostic products using engineered ZFPs, including the right to sublicense. These patents were originally licensed by J&J from the Scripps Research Institute. The agreement expires upon the expiration of the last patent covered by the agreement. Based on currently issued patents and currently filed patent applications, this agreement will terminate on approximately June 5, 2018. We entered into a license agreement with the Scripps Research Institute on March 14, 2000 whereby the Company was granted a worldwide exclusive license to technology and patents for the research, development and commercialization of products and services using engineered ZFPs, excluding the use of engineered ZFPs in plant agriculture, therapeutics and diagnostics. The license includes a right to sublicense. Based on currently issued patents and currently filed patent applications, the Scripps agreement will terminate on approximately June 5, 2018.”

Sangamo does not believe that the economic terms of these license agreements such as payment provisions, royalty rates and milestones, are material to an investor’s understanding of the Company’s business. In 2008 and 2009 (including projected payments in November and December 2009), the

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

Company made payments in the aggregate of approximately $200,000 and $500,000, respectively, under the above listed agreements. Furthermore, the economic terms of these license agreements are generally similar to the economic terms of other non-material license agreements covering in-bound intellectual property. To provide investors with an understanding of the material economic terms of all of the Company’s in-bound license agreements, the Company already disclosed in its Form 10-K for the year ended December 31, 2008 under the heading “INTELLECTUAL PROPERTY AND TECHNOLOGY LICENSES – Estimated Licensing Expenses” that it believed that total payments under its license agreements “over the next three years will not exceed $1.5 million”. The Company advises the Staff that it will provide updated disclosure to this effect in its Form 10-K for the year ending December 31, 2009.

In addition, the Company has already satisfied the only milestone- or achievement-based due diligence requirements in these license agreements. The remaining due diligence obligations that must be met in order to maintain the effectiveness of these license agreements relate to the level of exertion of effort in the development of the technology licensed under the license agreements. The Company believes that these are standard licensing terms, the satisfaction of which are achieved by the ordinary course of the Company’s business because the Company’s operations focus on the development and commercialization of the technology covered by the license agreements. Furthermore, JHU, MIT, J&J and Scripps only have the right to terminate their respective license agreement if the Company breaches its obligations2, files for bankruptcy or ceases to carry on its business. The Company does not believe that the due diligence and terminations terms of these license agreements need to be described in the Company’s periodic reports in order for investors to understand the material terms of these license agreements in the context of the Company’s business.

5. In addition, to the extent that any of the agreements referenced in your discussion of intellectual property on page 18 are material, including agreements with Harvard University, the Medical Research Counsel, the California Institute of Technology, City of Hope and the University of Utah, please file these as exhibits as required by Item 601 of Regulation S-K and provide the material terms of each.

The Company respectfully submits that none of the indicated agreements are material contracts required to be filed under Item 601 of Regulation S-K.

In a letter to the Staff dated April 27, 2004, the Company explained the basis for its conclusion that the agreements with Harvard University and the California Institute of Technology are not material contracts to the Company. The Company confirms that there have been no developments since the date

[2]	In each license agreement, the licensor must provide the Company with written notice of such breach and an opportunity to cure the breach.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

of the foregoing letters that would have caused the agreements with Harvard University and the California Institute of Technology to become material contracts with the Company.

Further the Company provides the following description and analysis of the agreements with the University of Utah, the City of Hope and the Medical Research Council.

Exclusive License Agreement, dated December 5, 2006, with the City of Hope.

•

The Company received a worldwide license to manufacture, use, import, offer for sale and sell certain intellectual property owned by City of Hope relating to a chimeric immunoreceptor (zetakine) for the treatment or prevention of disease in humans using a combination of the zetakine and disruption of the expression or function of an endogenous gene. Zetakine is useful in treating human cancers.

•

The Company and City of Hope also entered into a research collaboration agreement to develop a novel cell therapy combining this technology with Sangamo’s proprietary zinc finger DNA – binding protein nuclease (“ZFN”) technology for treatment of glioblastoma multiforme, a progressive and usually fatal brain cancer.

•	[***]

•	The Company enters into license agreements of this nature in the ordinary course of its business.

•	Additionally, this license agreement is not material to the Company and the Company is not “substantially dependent” upon this license agreement for the following reasons:

•	The costs incurred under this license agreement in 2007, 2008 and 2009 (through September 30, 2009) of [***], respectively, were not material to the Company’s results for the respective periods.

•

The Company has not commercialized any products that use the licensed technology. The Company’s glioblastoma multiforme program, the only program involving the licensed technology, is still in its pre-clinical research stage.

•

At this time it is uncertain whether the program will advance to clinical trials. Even if the glioblastoma multiforme program advances to Phase I clinical trial, it would be only one of several clinical stage programs of the Company.

License Agreement, dated September 8, 2004, with University of Utah Research Foundation (“UURF”).

•	The Company received a worldwide license to technology and patents for the use of ZFNs for targeted genomic cleavage, mutagenesis and gene targeting in all fields of use except plants.

•	[***]

•	The Company enters into license agreements of this nature in the ordinary course of its business.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SANGAMO BIOSCIENCES, INC.;

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH THE COMMISSION

(REQUEST NO. 11.18.09)

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

•	Additionally, this license agreement is not material to the Company and the Company is not “substantially dependent” upon this license agreement for the following reasons:

•	The costs incurred under this license agreement in 2007, 2008 and 2009 (through September 30, 2009) of [***], respectively, were not material to the Company’s results for the respective periods.

•

The technology covered by the Agreement is embodied in certain patent applications that are supplemental to those already held by the Company. Specifically, the loss of this license agreement would not affect the viability of the Company’s underlying ZFP or ZFN technology platform, nor would the loss of this license agreement materially affect the Company’s ability to pursue its product development programs.

•

Furthermore, the Company’s non-monetary obligations such as due diligence are not significant because they do not require the Company to take any actions it is not otherwise planning to do in the ordinary course of its business.

License Agreement, dated June 5, 2007, with UURF

•	The Company received a worldwide license to technology and patents for the use of ZFNs for targeted genomic cleavage, mutagenesis and gene targeting in plant applications.

•	[***]

•	The Company enters into license agreements of this nature in the ordinary course of its business.

•	Additionally, this license agreement is not material to the Company and the Company is not “substantially dependent” upon this license agreement for the following reasons:

•	The costs incurred under this license agreement in 2007, 2008 and 2009 (through September 30, 2009) of [***], respectively, were not material to the Company’s results for the respective periods.

•

The technology covered by the Agreement is embodied in certain patent applications that are supplemental to those already held by the Company. Specifically, the loss of this license agreement would not affect the viability of the Company’s underlying ZFP or ZFN technology platform. Furthermore, the Company is not pursuing product development programs in plant applications and has licensed its technology and intellectual property for use in plant applications to Dow AgroSciences LLC (“DAS”).

•

Furthermore, the Company’s non-monetary obligations such as due diligence are not significant because they do not require the Company to take any actions it is not otherwise planning to do in the ordinary course of its business.

The agreement with Medical Research Council (“MRC”) referenced in the Form 10-K for the fiscal year ended December 31, 2008 is the Intellectual Property Agreement, dated May 21, 1999, between Gendaq Ltd. (“Gendaq”), Sangamo’s wholly owned subsidiary, and MRC. This is an agreement that accompanied an assignment of certain patent rights from MRC to Gendaq on the same date and

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SANGAMO BIOSCIENCES, INC.;

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH THE COMMISSION

(REQUEST NO. 11.18.09)

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

provides for the assignment by MRC of improvements to the assigned patents and for the payment by Gendaq of a royalty to MRC of [***]% on the net sales by the Company of products that are covered by the claims of the patent rights assigned to Gendaq. The Company believes that this agreement is not material to it and that its business is not substantially dependent upon this agreement because the key patents covered by this agreement are owned by the Company’s subsidiary. Upon further consideration, the Company does not intend to reference this agreement in its Form 10-K for the year ending December 31, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 43

6. Your referral to disclosure in Note 1 of the financial statements does not meet the guidance regarding disclosure about critical accounting estimates contained in Release FR-72. As noted in Section V of FR-72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance. Please revise to provide these disclosures for those accounting estimates you deem critical.

The Company respectfully acknowledges the Staff comment. The Company advises the Staff that such disclosures will be included in Form 10-K for the year ending December 31, 2009. In the interim, the Company advises the Staff that it has now disclosed the critical accounting estimates it deems critical in accordance with Part V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350; 34-48960; FR-72) in its recently filed Form 10-Q for the quarter ended September 30, 2009.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page 57

Revenue Recognition, page 59

7. Please disclose your accounting policy for sublicense payments, specifically as it relates to the minimum sublicensing payments totaling up to $25.3 million over 11 years under the Dow AgroSciences LLC agreement.

The Company advises the Staff that it will clarify in its Form 10-K for the year ending December 31, 2009, disclosure in Note 1 of the Notes to the Consolidated Financial Statements under the heading

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SANGAMO BIOSCIENCES, INC.;

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH THE COMMISSION

(REQUEST NO. 11.18.09)

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

“Revenue Recognition” along the lines of the following:

“Fees due to us from our licensees upon sublicensing of our technologies by them to third parties (“Sublicense fees”) are recognized as revenue in the period such fees are due. Minimum annual sublicense fees are also recognized as revenue in the period in which such fees are due.”

Note 3 – Major Customers, Partnerships and Strategic Alliances

Agreement with Dow AgroSciences in Plant Agriculture, page 63

8. Please provide us your analysis supporting that the estimated performance period for the $6 million commercial license fee paid in 2008 and the remaining research milestone payment of $2.3 million is December 31, 2009. In you analysis, address the related sublicense agreement and minimum sublicense payments to be paid to you over the next 11 years and any performance obligations or services provided by you over the term of the entire license agreement.

The Company advises the Staff that our performance obligations relevant for accounting purposes under the arrangements with Dow AgroSciences (DAS) were supply of ZFP products and related research support, and transfer of ZFP product manufacturing know how and related intellectual property. We expect these obligations to be complete by December 31, 2009. We do not expect to have any performance obligations beyond December 31, 2009. Accordingly, the performance period relevant for accounting of upfront payments of $6 million and $2.3 million is through December 31, 2009.

In addition to above, fees are due from DAS when they sublicense our technology to third parties (“Sublicense fees”). The agreement also provides for minimum sublicense fees each year due to us every October, provided the agreement is not terminated by DAS. DAS has the right to terminate the agreement at any time. We do not have any performance obligations with respect to the sublicensing activities to be conducted by DAS. As the minimum annual sublicense fees become due in October every year and we do not have any future performance obligation, these fees are recognized as revenue when due.

The Company advises the Staff that it will clarify in its Form 10-K for the year ending December 31, 2009, disclosure in Note 3 of the Notes to the Consolidated Financial Statements under the heading “Major Customers, Partnerships and Strategic Alliances” along the lines of the following:

“The agreement also provides for minimum sublicense fees each year due to us every October, provided the agreement is not terminated by DAS. Annual

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

fees range from $250,000 to $3.0 million and total $25.3 million over 11 years. We do not have any performance obligations with respect to the sublicensing activities to be conducted by DAS. DAS has the right to terminate the agreement at any time, accordingly our actual sublicense fees over the term of the agreement could be lower than $25.3 million.”

Schedule 14A

2009 Cash Incentive Program, page 19

9. Please note that despite the fact you ultimately elected not to award incentive bonuses for 2008 that a discussion of the extent of achievement of the targets that were set for the named executive officers is still material to investors’ understanding of your compensation program. Please confirm that in you next proxy statement, in addition to disclosure similar to that you provided in your 2009 proxy statement, that you will provide a discussion of the extent of achievement of such targets, regardless of whether bonuses are ultimately awarded.

The Company advises the Staff that it will include in its 2009 proxy statement a discussion of the extent of achievement of the targets set for the named executive officers regardless of whether bonuses are ultimately awarded.

Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009

Item 4 Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

10. Your disclosure that “…disclosure controls and procedures as of the end of the period covered by this report were functioning effectively to provide reasonable assurance…” is unclear. Please revise your disclosure to state whether your principal executive and principal financial officer concluded that your disclosure controls and procedures were effective or not effective as of the end of the period covered by this report. If the principal executive and principal financial officer conclude that disclosure controls and procedures as of the end of the period covered by this report are effective at a reasonable assurance level, please revise your disclosure to clarify that your disclosure controls and procedures were designed to provide “reasonable assurance” that the controls and procedures will meet their objectives.

The Company advises the Staff that it has revised its disclosure regarding disclosure controls and procedures in the Form 10-Q for the quarter ended September 30, 2009 to address the Staff’s comment. The revised disclosure is as follows:

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

“We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by the Securities and Exchange Commission Rule 13a-15(b), we carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.”

*        *        *        *        *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

NOTE: Portions of this Correspondence are the subject of a confidential treatment request by Sangamo Biosciences, Inc. to the Securities and Exchange Commission (the “SEC”). Such portions have been redacted and are marked with a “[***]” in the place of the redacted language. The redacted information has been filed separately with the SEC.

November 18, 2009

Sangamo respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (415) 442-1091 or to John Larson at (415) 442-1123.

Sincerely,

/s/ Scott D. Karchmer
Scott D. Karchmer

cc:	Donald Abbott

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Christine Allen

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Michael Rosenthall

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Daniel Greenspan

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Edward O. Lanphier II

Chief Executive Officer

Sangamo BioSciences, Inc.

H. Ward Wolff

Chief Financial Officer

Sangamo BioSciences, Inc.

John W. Larson, Esq.